UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of
May
, 2024
Commission File Number
001-39349

DoubleDown Interactive Co., Ltd.
(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer
c/o DoubleDown Interactive, LLC
605 5
th
 Avenue, Suite 300
Seattle, WA 98104
+1-206-408-4545
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
☒ Form
20-F ☐ Form
40-F

Table of Contents
INFORMATION CONTAINED IN THIS FORM
6-K
REPORT
Issuance of Press Release; Financial Statements
On May 8, 2024, DoubleDown Interactive Co., Ltd. (the “
Company
”) issued a press release announcing its unaudited financial results for the first quarter ended March 31, 2024, together with its unaudited condensed consolidated financial statements for the three months ended March 31, 2024.
This report on Form
6-K
is hereby incorporated by reference into the Company’s Registration Statement on Form
F-3
(File
No. 333-267422),
to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated May 8, 2024

99.2	Unaudited condensed consolidated financial statements of the Company for the three months ended March 31, 2024

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Table of Contents
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: May 8, 2024

	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer